Exhibit 12.1
Nebraska Book Company, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

						Six Months
						Ended
(Dollars in thousands)	Fiscal Year Ended March 31,					September 30,
	2005	2006	2007	2008	2009	2009

Historical computations:
Income (loss) before income taxes	$22,622	$19,933	$20,868	$19,874	$(87,480)	$19,438
Fixed charges:
Interest expense, including amortization of debt issue costs and original issue discount	$25,854	$29,395	$33,135	$33,559	$32,878	$19,339
Interest portion of lease rentals	5,060	5,711	8,852	9,884	11,097	6,198

Total fixed charges	$30,914	$35,106	$41,987	$43,443	$43,975	$25,537

Total earnings and fixed charges	$53,536	$55,039	$62,855	$63,317	$(43,505)	$44,975
Ratio of earnings and fixed charges	1.7	1.6	1.5	1.5	—	1.8
Coverage deficiency	—	—	—	—	$(43,505)	—